Dreyfus Municipal Bond Fund

SEMIANNUAL REPORT February 28, 2007



Dreyfus
A Mellon Financial Company[SM]

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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Municipal Bond Fund, covering the six-month period from September 1, 2006, through February 28, 2007.

Despite a bout of weakness in January 2007, municipal bonds fared relatively well over the course of your fund's reporting period. Municipal bond prices generally were propelled higher by stabilized short-term interest rates, moderating inflationary pressures and robust demand for tax-exempt securities from non-traditional investors, such as leveraged structured trading accounts and hedge funds.

The U.S. economy has shown signs of a gradual and orderly slowdown, but few analysts currently believe we are headed for a full-blown recession. Over the long term, productivity has increased as modern technologies and efficient business practices helped to limit cyclical inflation pressures around the world. Of more immediate note, a warm winter in the United States and rapidly declining energy prices have mitigated the risks that weakness in the U.S. housing sector might derail business and consumer confidence. As always, your financial consultant can help you identify the investments that may be most likely to help you profit from these trends while managing your income tax liabilities.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's portfolio manager.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
March 15, 2007



DISCUSSION OF FUND PERFORMANCE

Paul Disdier, Senior Portfolio Manager

How did Dreyfus Municipal Bond Fund perform relative to its benchmark?

For the six-month period ended February 28, 2007, the fund achieved a total return of 2.73%.[1] The Lehman Brothers Municipal Bond Index (the "Index"), the fund's benchmark, achieved a total return of 2.89% for the same period.[2]

The municipal bond market fared relatively well in an environment characterized by stable short-term interest rates, receding inflationary pressures and a gradual moderation of U.S. economic growth.

What is the fund's investment approach?

The fund seeks to maximize current income exempt from federal income tax, to the extent consistent with the preservation of capital.

To pursue this goal, the fund normally invests substantially all of its net assets in municipal bonds that provide income exempt from federal income tax. The fund will invest at least 75% of its assets in municipal bonds rated A or better or the unrated equivalent as determined by Dreyfus.[3] The fund may invest up to 25% of its assets in municipal bonds rated below A or the unrated equivalent as determined by Dreyfus, including bonds rated below investment-grade quality ("high yield" or "junk" bonds). The dollar-weighted average maturity of the fund's portfolio is not restricted, but normally exceeds 10 years.

We may buy and sell bonds based on credit quality, market outlook and yield potential. In selecting municipal bonds for investment, we may assess the current interest rate environment and the municipal bond's potential volatility under different interest rate scenarios. We focus on bonds with the potential to offer attractive current income or that are trading at attractive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value, or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation to either discount bonds or premium bonds will change along with our changing views of the current interest rate and market environments. We also may look to select bonds that are most likely to obtain attractive prices when sold.

What other factors influenced the fund's performance?

In the months leading up to the start of the reporting period, the U.S. economy was growing at a robust rate, inflationary pressures were intensifying and the Federal Reserve Board (the "Fed") continued the series of interest rate hikes that began in June 2004. These conditions changed significantly during the reporting period, when weakness in the housing and automobile sectors weighed on U.S. economic growth, falling energy prices alleviated inflation-related concerns and the Fed refrained from further rate hikes, leaving the overnight federal funds rate unchanged at 5.25%.

These changes helped to bolster investor sentiment, and most financial markets rallied, including municipal bonds. The municipal bond market also was supported by supply-and-demand influences, including robust demand for long-term securities from non-traditional investors such as hedge funds and highly leveraged institutional accounts. High levels of investor demand readily absorbed the available supply of newly issued bonds, including a surge of new issuance toward the end of 2006.

As investor sentiment improved and short-term interest rates stabilized, yield differences along the municipal bond market's maturity spectrum narrowed toward historical lows. This trend particularly benefited security prices at the long end of the maturity range, which experienced price appreciation as yields fell. The fund participated fully in the strength of longer-term bonds by maintaining heavier exposure to the long end of the yield curve than the benchmark.

The fund also benefited from its relatively light exposure to deep-discount bonds with yields below 5%, which underperformed market averages. Conversely, we increased the fund's positions in non-callable bonds approximately midway through the reporting period. Because non-callable bond prices are generally more sensitive to declining interest rates than their callable counterparts, this move boosted the fund's relative performance through the end of 2006. We subsequently pared back those positions and moved the fund's average duration toward the neutral range, which helped protect the fund from the full brunt of market weakness in January 2007. Finally, the fund's positions in lower-rated bonds fared well as credit spreads tightened during the reporting period.

What is the fund's current strategy?

The sharp sell-off in global equity markets in late February could be a harbinger of a weaker economic climate in the months ahead. Greater uncertainty among equity investors has so far benefited the fixed-income markets, including municipal bonds, as evidenced by increased asset flows. Accordingly, in anticipation of further potential strength in the bond markets, we have set the fund's average duration at a point that is somewhat longer than industry averages. However, we are prepared to adjust our strategies as economic and market conditions evolve.

March 15, 2007

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers Municipal Bond Index is a widely accepted, unmanaged total return performance benchmark for the long-term, investment-grade, tax-exempt bond market. Index returns do not reflect fees and expenses associated with operating a mutual fund.*

[3] *The fund may continue to own investment grade bonds (at the time of purchase) which are subsequently downgraded to below investment grade.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Municipal Bond Fund from September 1, 2006 to February 28, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment	
assuming actual returns for the six months ended February 28, 2007	
Expenses paid per $1,000††	$ 4.42
Ending value (after expenses)	$1,027.30

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment	
assuming a hypothetical 5% annualized return for the six months ended February 28, 2007	
Expenses paid per $1,000††	$ 4.41
Ending value (after expenses)	$1,020.43

† *Expenses are equal to the fund's annualized expense ratio of .88%; multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

February 28, 2007 (Unaudited)

Long-Term Municipal Investments—102.9%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Alabama—6.0%				
Alabama Housing Finance Authority, SFMR (Home Mortgage Revenue Bond Program) (Collateralized: FHLMC, FNMA and GNMA)	6.10	10/1/27	2,085,000	2,128,993
Alabama Public School and College Authority	7.97	7/1/15	23,520,000 [a,b]	24,734,926
Alabama Public School and College Authority (Capital Improvement)	5.50	7/1/19	29,250,000	30,777,727
Courtland Industrial Development Board, EIR (International Paper Co. Project)	6.25	8/1/25	8,000,000	8,775,680
Jefferson County, Limited Obligation School Warrants	5.25	1/1/19	23,000,000	24,797,450
Jefferson County, Limited Obligation School Warrants	5.25	1/1/20	20,000,000	21,563,000
Jefferson County, Limited Obligation School Warrants	5.50	1/1/21	5,000,000	5,480,800
Alaska—1.4%				
Alaska Energy Authority, Power Revenue (Bradley Lake Hydroelectric Project) (Insured; FSA)	6.00	7/1/17	5,730,000	6,721,691
Alaska Housing Finance Corp. (Insured; MBIA)	8.72	12/1/19	13,880,000 [a,b]	14,046,144
Anchorage, Electric Utility Revenue (Insured; MBIA)	6.50	12/1/15	6,135,000	7,377,583
Arizona—1.8%				
Apache County Industrial Development Authority, PCR (Tucson Electric Power Co. Project)	5.85	3/1/28	7,750,000	7,755,812
Apache County Industrial Development Authority, PCR (Tucson Electric Power Co. Project)	5.88	3/1/33	28,570,000	28,592,285
California—8.6%				
California, GO	5.00	3/1/26	10,845,000	11,603,499

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
California (continued)				
California, GO (Various Purpose)	5.50	4/1/14	4,205,000 c	4,706,572
California, GO (Various Purpose)	5.50	4/1/14	9,545,000 c	10,683,528
California, GO (Various Purpose)	5.50	4/1/28	525,000	578,466
California, GO (Various Purpose)	5.50	4/1/30	215,000	236,334
California County Tobacco Securitization Agency, Tobacco Settlement Asset-Backed Bonds (Kern County Tobacco Funding Corp.)	6.25	6/1/37	6,100,000	6,567,504
California Department of Water Resources, Power Supply Revenue	5.13	5/1/12	20,500,000 c	22,188,995
California Department of Water Resources, Water Revenue (Central Valley Project)	5.50	12/1/11	1,280,000 c	1,389,786
California Department of Water Resources, Water Revenue (Central Valley Project)	5.50	12/1/16	6,390,000	6,913,277
California Public Works Board, LR (Department of Mental Health) (Coalinga State Hospital)	5.13	6/1/29	7,000,000	7,425,740
California Public Works Board, LR (Various University of California Projects)	5.50	6/1/14	9,750,000	10,581,577
Chabot-Las Positas Community College District, GO (Insured; AMBAC)	0.00	8/1/26	20,000,000	8,055,800
Chabot-Las Positas Community College District, GO (Insured; AMBAC)	0.00	8/1/42	50,000,000	8,781,000
Chula Vista, IDR (San Diego Gas and Electric)	5.50	12/1/21	10,000,000	11,086,500
Coast Community College District, GO (Insured; FSA)	0.00	8/1/29	15,000,000	11,793,600
Golden State Tobacco Securitization Corp., Enhanced Tobacco Settlement Asset-Backed Bonds	5.50	6/1/13	28,495,000 c	31,343,645

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
California (continued)				
Golden State Tobacco Securitization Corp., Enhanced Tobacco Settlement Asset-Backed Bonds (Insured; FGIC)	5.50	6/1/13	11,500,000 c	12,649,655
San Mateo County Community College District, GO (Insured; MBIA)	0.00	9/1/25	10,000,000	4,497,700
Colorado—1.0%				
University of Colorado Hospital Authority, Revenue	5.00	11/15/37	7,500,000	7,751,175
University of Colorado Regents, University Enterprise Revenue (Insured; MBIA)	5.00	6/1/23	11,000,000	12,009,470
Connecticut—.5%				
Mashantucket Western Pequot Tribe, Special Revenue	6.40	9/1/07	9,170,000 a,c	9,391,272
Delaware—.1%				
Delaware Housing Authority, Senior SFMR	6.45	1/1/26	1,295,000	1,321,288
District of Columbia—1.7%				
District of Columbia Tobacco Settlement Financing Corp., Tobacco Settlement Asset-Backed Bonds	6.50	5/15/33	12,855,000	15,351,570
District of Columbia Tobacco Settlement Financing Corp., Tobacco Settlement Asset-Backed Bonds	0.00	6/15/46	184,975,000	17,309,961
Florida—4.3%				
Florida Department of Environmental Protection, Revenue (Insured; FGIC)	5.75	7/1/13	10,270,000	11,019,710
Florida Housing Finance Corporation, Homeowner Mortgage Revenue (Collateralized: FHLMC, FNMA and GNMA)	5.10	7/1/31	9,705,000	10,107,369
Florida State Board of Education, Public Education Capital Outlay	5.50	6/1/16	12,000,000	12,965,400
Highlands County Health Facilities Authority, HR (Adventist Health System/Sunbelt Obligated Group)	5.25	11/15/36	7,000,000	7,485,730

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Florida (continued)				
Orange County, Tourist Development Tax Revenue (Insured; AMBAC)	5.00	10/1/24	10,110,000	10,872,901
Orange County Health Facilities Authority, HR (Orlando Regional Healthcare System)	6.00	12/1/12	2,090,000 [c]	2,323,955
Orlando Utilities Commission, Water and Electric Revenue	6.75	10/1/17	15,875,000	18,969,831
Tampa, Utility Tax and Special Revenue (Insured; AMBAC)	5.75	10/1/13	9,100,000	10,184,811
Georgia−4.5%				
Atlanta Development Authority, Student Housing Revenue (ADA/CAU Partners, Inc. Project at Clark Atlanta University) (Insured; ACA)	6.25	7/1/14	4,605,000	4,941,856
Chatham County Hospital Authority, Improvement Revenue (Memorial Health University)	5.75	1/1/29	4,000,000	4,388,800
Fulton County Facilities Corp., COP (Fulton County Public Purpose Project) (Insured; AMBAC)	5.50	11/1/18	11,630,000	12,417,235
Georgia	5.80	11/1/09	19,580,000 [c]	21,026,570
Georgia	5.80	11/1/09	20,000,000 [c]	21,477,600
Metropolitan Atlanta Rapid Transit Authority, Sales Tax Revenue (Insured; FGIC)	5.25	7/1/32	10,000,000 [d]	11,845,500
Milledgeville and Baldwin County Development Authority, Revenue (Georgia College and State University Foundation Property III, LLC Student Housing System Project)	5.63	9/1/30	5,100,000	5,563,335
Private Colleges and Universities Authority, Revenue (Mercer University Project)	5.75	10/1/11	6,000,000 [c]	6,614,880
Hawaii−.8%				
Hawaii (Insured; FSA)	5.80	9/1/09	14,000,000 [c]	14,851,760

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Idaho−.7%				
Idaho Housing Agency, MFHR	6.70	7/1/24	8,300,000	8,311,371
Power County Industrial Development Corp., SWDR (FMC Corp. Project)	6.45	8/1/32	4,750,000	5,056,375
Illinois−4.1%				
Chicago O'Hare International Airport, General Airport Third Lien Revenue (Insured; FGIC)	5.25	1/1/23	21,370,000	23,450,156
Chicago O'Hare International Airport, General Airport Third Lien Revenue (Insured; FSA)	5.75	1/1/24	9,215,000	10,188,749
Chicago O'Hare International Airport, Special Facilities Revenue (American Airlines Inc. Project)	8.20	12/1/24	6,970,000	7,179,100
Illinois Finance Authority, Revenue (Northwestern Memorial Hospital)	5.50	8/15/43	22,310,000	24,420,526
Illinois Health Facilities Authority, Revenue (Advocate Health Care Network)	6.13	11/15/10	10,000,000 [c]	10,839,000
Illinois Housing Development Authority (Multi-Family Program)	6.75	9/1/21	3,805,000	3,811,088
Indiana−1.0%				
Indiana Health and Educational Facility Financing Authority, HR (Clarian Health Obligated Group)	5.00	2/15/33	8,000,000	8,289,280
Indiana Transportation Finance Authority, Highway Revenue (Insured; FGIC)	5.75	12/1/21	10,000,000	12,016,600
Kansas−1.1%				
Wichita, Hospital Facilities Improvement Revenue (Christi Health System)	5.50	11/15/26	7,000,000	7,454,930
Wyandotte County Kansas City Unified Government, Utility System Revenue (Insured; AMBAC)	5.60	9/1/23	12,010,000	13,907,460

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Kentucky–.5%				
Mount Sterling, LR (Kentucky League of Cities Funding Trust Program)	6.10	3/1/18	7,955,000	9,381,809
Maryland–1.0%				
Maryland Community Development Administration, Department of Housing and Community Development	8.95	7/1/39	10,000,000 a,b	10,239,250
Maryland Economic Development Corp., Student Housing Revenue (Frostburg State University Project)	6.25	10/1/33	8,580,000	8,914,448
Massachusetts–5.5%				
Massachusetts	9.02	2/1/10	20,000,000 a,b,c	21,451,800
Massachusetts (Insured; FSA)	5.25	9/1/24	15,000,000	17,458,050
Massachusetts, Special Obligation Dedicated Tax Revenue (Insured; FGIC)	5.25	1/1/14	5,000,000 c	5,469,150
Massachusetts Bay Transportation Authority, Senior Sales Tax Revenue	5.00	7/1/22	10,200,000	11,254,476
Massachusetts Housing Finance Agency, SFHR	7.13	6/1/25	1,085,000	1,086,465
Massachusetts Municipal Wholesale Electric Co., Power Supply System Revenue (Nuclear Project Number 4 Issue) (Insured; MBIA)	5.25	7/1/13	10,000,000	10,755,300
Massachusetts Water Resources Authority, General Revenue (Insured; FSA)	5.25	8/1/24	24,140,000	28,015,436
Massachusetts Water Resources Authority, General Revenue (Insured; FSA)	5.25	8/1/28	10,000,000	11,779,100
Michigan–1.3%				
Detroit, Sewage Disposal System Revenue (Insured; FSA)	5.62	7/1/10	10,000,000 a,b	10,020,000
Kent Hospital Finance Authority, Revenue (Metropolitan Hospital Project)	6.25	7/1/40	7,500,000	8,428,875

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Michigan (continued)				
Michigan Strategic Fund, SWDR (Genesee Power Station Project)	7.50	1/1/21	4,305,000	4,305,301
The Economic Development Corp. of the County of Gratiot, Limited Obligation EDR (Danly Die Set Project)	7.63	4/1/07	3,200,000	3,200,096
Minnesota—1.1%				
Minneapolis and Saint Paul Metropolitan Airports Commission, Airport Revenue (Insured; FGIC)	5.75	1/1/10	5,000,000 c	5,329,350
Saint Paul Housing and Redevelopment Authority, Hospital Facility Revenue (HealthEast Project)	6.00	11/15/30	11,000,000	12,274,240
Shakopee Health Care Facilities, Revenue (Saint Francis Regional Medical Center)	5.25	9/1/34	3,000,000	3,162,510
Missouri—.9%				
Missouri Higher Education Loan Authority, Student Loan Revenue	6.75	2/15/09	11,500,000	11,529,555
Saint Louis, Airport Revenue (Airport Development Program) (Insured; MBIA)	5.63	7/1/11	5,000,000 c	5,393,950
Nebraska—2.1%				
Omaha Public Power District, Electric Revenue	5.50	2/1/14	37,300,000	40,613,732
Nevada—.9%				
Clark County, IDR (Nevada Power Co. Project)	5.60	10/1/30	3,000,000	3,019,650
Clark County, IDR (Nevada Power Co. Project)	5.90	11/1/32	15,000,000	15,008,250
New Hampshire—1.1%				
New Hampshire Business Finance Authority, PCR (Public Service Co. of New Hampshire Project) (Insured; MBIA)	6.00	5/1/21	15,500,000	16,170,065
New Hampshire Housing Finance Authority, Multi-Family Housing	7.55	7/1/13	1,210,000	1,308,724

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New Hampshire (continued)				
New Hampshire Housing Finance Authority, Single Family Mortgage Acquisition Revenue	5.00	7/1/31	3,120,000	3,208,483
New Hampshire Housing Finance Authority, Single Family Residential Mortgage	6.85	1/1/25	1,235,000	1,248,289
New Jersey—10.8%				
Camden County Improvement Authority, Health Care Redevelopment Project Revenue (The Cooper Health System Obligated Group Issue)	5.25	2/15/20	9,505,000	10,059,046
New Jersey Economic Development Authority, Cigarette Tax Revenue	5.50	6/15/24	12,120,000	12,812,173
New Jersey Economic Development Authority, Cigarette Tax Revenue	5.50	6/15/31	9,865,000	10,496,064
New Jersey Economic Development Authority, PCR (Public Service Electric and Gas Co. Project) (Insured; MBIA)	6.40	5/1/32	32,040,000	32,318,748
New Jersey Economic Development Authority, School Facilities Construction Revenue (Insured; FSA)	5.50	9/1/25	9,550,000	11,473,561
New Jersey Transit Corp., Master Lease Agreement, COP, Federal Transit Administration Grants (Insured; AMBAC)	5.75	9/15/10	15,000,000 c	16,041,450
New Jersey Transportation Trust Fund Authority (Insured; FSA)	9.02	6/15/12	24,660,000 a,b	27,458,294
New Jersey Transportation Trust Fund Authority (Transportation System)	5.75	6/15/18	7,750,000	9,007,050
New Jersey Transportation Trust Fund Authority (Transportation System)	5.75	6/15/20	12,645,000	14,873,302
New Jersey Turnpike Authority, Turnpike Revenue (Insured; MBIA)	8.50	1/1/17	30,000,000 a,b	31,593,000

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New Jersey (continued)				
Tobacco Settlement Financing Corporation of New Jersey, Tobacco Settlement Asset-Backed Bonds	6.75	6/1/13	3,000,000 c	3,509,520
Tobacco Settlement Financing Corporation of New Jersey, Tobacco Settlement Asset-Backed Bonds	7.00	6/1/13	12,065,000 c	14,273,860
Tobacco Settlement Financing Corporation of New Jersey, Tobacco Settlement Asset-Backed Bonds	5.00	6/1/41	20,000,000	19,596,800
New Mexico−.5%				
New Mexico Finance Authority, State Transportation Revenue (Senior Lien) (Insured; MBIA)	5.25	6/15/20	8,000,000	8,690,240
New Mexico Mortgage Financing Authority	6.80	1/1/26	1,220,000	1,253,526
New York−14.6%				
Long Island Power Authority, Electric System General Revenue (Insured; FSA)	5.50	12/1/12	10,000,000	10,966,000
Long Island Power Authority, Electric System General Revenue (Insured; FSA)	5.50	12/1/13	25,860,000	28,708,996
Metropolitan Transportation Authority, State Service Contract Revenue	5.75	1/1/18	17,025,000	19,762,450
Nassau County Industrial Development Agency, IDR (Keyspan-Glenwood Energy Center, LLC Project)	5.25	6/1/27	10,000,000	10,476,600
New York City	5.75	3/1/13	6,385,000 c	7,118,956
New York City	5.75	3/1/18	7,800,000	8,570,640
New York City	5.00	8/1/19	5,000,000	5,367,450
New York City	5.25	8/15/24	18,500,000	20,035,130
New York City	5.00	8/1/28	18,125,000	19,352,606

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York (continued)				
New York City (Insured; MBIA)	5.50	5/15/09	11,180,000 c	11,739,335
New York City Industrial Development Agency, Liberty Revenue (7 World Trade Center, LLC Project)	6.50	3/1/35	10,000,000	10,671,300
New York City Industrial Development Agency, Special Facility Revenue (American Airlines, Inc. John F. Kennedy International Airport Project)	7.50	8/1/16	10,360,000	12,227,286
New York City Industrial Development Agency, Special Facility Revenue (American Airlines, Inc. John F. Kennedy International Airport Project)	8.00	8/1/28	14,000,000	17,308,620
New York City Transitional Finance Authority, Future Tax Secured Revenue	5.75	2/15/10	5,100,000 c	5,456,643
New York City Transitional Finance Authority, Future Tax Secured Revenue	5.75	2/15/10	11,910,000 c	12,742,866
New York City Transitional Finance Authority, Future Tax Secured Revenue	7.99	5/1/10	29,100,000 a,b,c	31,034,714
New York State Dormitory Authority, Consolidated Second General Resolution Revenue (City University System)	7.50	7/1/10	3,560,000	3,783,426
New York State Dormitory Authority, Insured Revenue (New York University) (Insured; MBIA)	5.75	7/1/27	8,000,000	9,891,040
New York State Dormitory Authority, Revenue (State University Educational Facilities) (Insured; FGIC)	5.50	5/15/13	20,350,000	22,109,054
Triborough Bridge and Tunnel Authority, General Purpose Revenue	5.50	1/1/09	20,000,000 c	20,683,000

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
North Carolina—1.3%				
Charlotte	5.25	2/1/15	9,380,000	9,694,699
North Carolina Eastern Municipal Power Agency, Power System Revenue (Insured; AMBAC)	5.00	1/1/20	14,000,000	15,136,240
North Carolina Housing Finance Agency, Single Family Revenue	6.50	9/1/26	1,400,000	1,429,092
Ohio—.5%				
Ohio Turnpike Commission, Turnpike Revenue (Insured; FGIC)	5.50	2/15/20	8,000,000	9,350,560
Oklahoma—.4%				
Claremore Industrial and Redevelopment Authority, EDR (Yuba Project)	8.38	7/1/11	7,500,000	7,528,650
Pennsylvania—1.2%				
Lehman Municipal Trust Receipts (Pennsylvania Economic Development Financing Authority)	7.78	6/1/31	12,000,000 a,b	12,615,780
Pennsylvania Economic Development Financing Authority, Exempt Facilities Revenue (Reliant Energy Seward, LLC Project)	6.75	12/1/36	10,000,000	11,056,800
South Carolina—1.2%				
Greenville County School District, Installment Purchase Revenue (Building Equity Sooner for Tomorrow)	5.88	12/1/12	4,000,000 c	4,480,720
Greenville County School District, Installment Purchase Revenue (Building Equity Sooner for Tomorrow)	5.00	12/1/23	15,000,000	16,094,550
South Carolina Housing Finance and Development Authority, Mortgage Revenue	6.70	7/1/27	1,480,000	1,488,466
South Carolina Housing Finance and Development Authority, Mortgage Revenue (Collateralized; FHA)	6.75	7/1/26	865,000	866,315

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Tennessee−4.6%				
Johnson City Health and Educational Facilities Board, Hospital First Mortgage Revenue (Mountain States Health Alliance)	5.50	7/1/36	10,525,000	11,344,792
Tennessee Energy Acquisition Corporation, Gas Project Revenue	5.25	9/1/23	20,000,000	22,726,200
Tennessee Energy Acquisition Corporation, Gas Project Revenue	5.00	2/1/27	50,000,000	55,397,500
Texas−8.8%				
Alliance Airport Authority Inc., Special Facilities Revenue (American Airlines, Inc. Project)	7.50	12/1/29	13,000,000	13,247,000
Brazos River Authority, PCR (TXU Electric Company Project)	5.75	11/1/11	11,500,000	11,874,095
Brazos River Authority, PCR (TXU Energy Company LLC Project)	6.75	10/1/38	5,790,000	6,408,256
Cities of Dallas and Fort Worth, Dallas/Fort Worth International Airport, Facility Improvement Corp., Revenue (American Airlines, Inc.)	7.25	11/1/30	8,250,000	8,384,062
Cities of Dallas and Fort Worth, Dallas/Fort Worth International Airport, Facility Improvement Corp., Revenue (Bombardier Inc.)	6.15	1/1/16	5,865,000	5,925,761
Cities of Dallas and Fort Worth, Dallas/Fort Worth International Airport, Joint Improvement Revenue (Insured; FGIC)	5.75	11/1/14	15,070,000	16,210,046
Cities of Dallas and Fort Worth, Dallas/Fort Worth International Airport, Joint Improvement Revenue (Insured; FGIC)	5.75	11/1/15	10,000,000	10,776,400
Harris County Hospital District, Mortgage Revenue (Insured; AMBAC)	7.40	2/15/10	740,000	780,389

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Texas (continued)				
Harris County Hospital District, Mortgage Revenue (Insured; AMBAC)	7.40	2/15/10	2,550,000	2,714,194
Houston, Airport System Special Facilities Revenue (Continental Airlines, Inc. Airport Improvement Projects)	5.70	7/15/29	2,000,000	2,041,620
Houston, Airport System Special Facilities Revenue (Continental Airlines, Inc. Terminal E Project)	6.75	7/1/21	10,000,000	10,801,500
Houston, Airport System Special Facilities Revenue (Continental Airlines, Inc. Terminal E Project)	7.00	7/1/29	5,800,000	6,349,782
Houston, Utilities System Revenue, First Lien (Insured; FSA)	5.25	5/15/21	18,075,000	19,595,469
Tarrant County Health Facilities Development Corp., Health Resources System Revenue (Insured; MBIA)	5.75	2/15/14	9,470,000	10,549,391
Texas Municipal Gas Acquisition and Supply Corporation I, Gas Supply Revenue	4.25	12/15/26	15,000,000 e	15,052,500
Texas Turnpike Authority, Central Texas Turnpike System Revenue (Insured; AMBAC)	5.75	8/15/38	12,000,000	13,089,000
University of Texas System Board of Regents, Permanent University Fund Bonds	5.25	7/1/28	17,925,000	21,048,790
Virginia–.5%				
Tobacco Settlement Financing Corp. of Virginia, Tobacco Settlement Asset-Backed Bonds	5.50	6/1/26	10,000,000	10,635,800
Washington–2.4%				
Bellevue (Insured; MBIA)	5.50	12/1/39	12,000,000	13,282,440

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Washington (continued)				
Seattle, Municipal Light and Power Revenue, Improvement (Insured; FSA)	5.50	3/1/13	11,585,000	12,346,250
Seattle, Municipal Light and Power Revenue, Improvement (Insured; FSA)	5.50	3/1/16	15,400,000	16,388,372
Tumwater Office Properties, LR (Washington State Office Building)	5.00	7/1/28	5,110,000	5,370,661
Wisconsin−2.3%				
Badger Tobacco Asset Securitization Corporation, Tobacco Settlement Asset-Backed Bonds	7.00	6/1/28	25,000,000	28,212,000
Wisconsin Health and Educational Facilities Authority, Revenue (Aurora Health Care, Inc.)	5.63	2/15/29	9,725,000	10,105,734
Wisconsin Health and Educational Facilities Authority, Revenue (FH Healthcare Development Inc. Project)	6.25	11/15/09	5,000,000 c	5,373,300
Wisconsin Health and Educational Facilities Authority, Revenue (Marshfield Clinic)	5.38	2/15/34	1,000,000	1,065,840
U.S. Related−1.8%				
Puerto Rico Highway and Transportation Authority, Transportation Revenue	6.00	7/1/10	20,050,000 c	21,712,747
Puerto Rico Infrastructure Financing Authority, Special Obligation	5.50	10/1/32	7,000,000	7,506,940
Puerto Rico Infrastructure Financing Authority, Special Tax Revenue (Insured; AMBAC)	0.00	7/1/36	23,150,000	6,569,739
Total Long-Term Municipal Investments (cost $1,915,815,223)				**2,023,069,425**

Short-Term Municipal Investments—1.3%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Florida—.3%				
Broward County Health Facilities Authority, Revenue, Refunding (John Knox Village of Florida, Inc. Project) (Insured; Radian Bank and Liquidity Facility; SunTrust Bank)	3.69	3/1/07	1,525,000 [f]	1,525,000
Pinellas County Health Facilities Authority, Revenue, Refunding (Pooled Hospital Loan Program) (Insured; AMBAC and Liquidity Facility; Wachovia Bank)	3.64	3/1/07	4,100,000 [f]	4,100,000
Minnesota—.6%				
Saint Paul Port Authority, Revenue (Amherst H. Wilder Foundation Project) (LOC; The Bank of New York)	3.64	3/1/07	11,495,000 [f]	11,495,000
Ohio—.4%				
University of Toledo, General Receipts (Insured; FGIC and Liquidity Facility; U.S. Bank NA)	3.63	3/1/07	8,100,000 [f]	8,100,000
Total Short-Term Municipal Investments (cost $25,220,000)				**25,220,000**
Total Investments (cost $1,941,035,223)			**104.2%**	**2,048,289,425**
Liabilities, Less Cash and Receivables			**(4.2%)**	**(82,593,309)**
Net Assets			**100.0%**	**1,965,696,116**

a *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At February 28, 2007, these securities amounted to $192,585,180 or 9.8% of net assets.*

b *Collateral for floating rate borrowings.*

c *These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

d *Purchased on a delayed delivery basis.*

e *Variable rate security—interest rate subject to periodic change.*

f *Securities payable on demand. Variable interest rate—subject to periodic change.*

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)[†]
AAA		Aaa		AAA	45.6
AA		Aa		AA	22.1
A		A		A	9.8
BBB		Baa		BBB	14.4
BB		Ba		BB	1.0
B		B		B	2.7
CCC		Caa		CCC	1.5
F1		MIG1/P1		SP1/A1	.7
Not Rated[g]		Not Rated[g]		Not Rated[g]	2.2
					100.0

[†] *Based on total investments.*

[g] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

February 28, 2007 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities-See Statement of Investments	1,941,035,223	2,048,289,425
Cash		2,922,590
Interest receivable		25,042,157
Receivable for investment securities sold		10,672,789
Receivable for shares of Common Stock subscribed		30,250
Prepaid expenses		75,064
		2,087,032,275
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates—Note 3(b)		964,822
Payable for floating rate notes issued		89,580,000
Payable for investment securities purchased		29,046,873
Payable for shares of Common Stock redeemed		888,611
Interest and related expenses payable		696,403
Accrued expenses		159,450
		121,336,159
Net Assets ($)		**1,965,696,116**
Composition of Net Assets ($):		
Paid-in capital		1,974,483,489
Accumulated undistributed investment income—net		38,229
Accumulated net realized gain (loss) on investments		(116,079,804)
Accumulated net unrealized appreciation (depreciation) on investments		107,254,202
Net Assets ($)		**1,965,696,116**
Shares Outstanding		
(600 million shares of $.001 par value Common Stock authorized)		164,737,433
Net Asset Value, offering and redemption price per share—Note 3(d)($)		**11.93**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended February 28, 2007 (Unaudited)

Investment Income ($):	
Interest Income	**50,338,637**
Expenses:	
Management fee–Note 3(a)	5,869,027
Interest and related expenses	1,640,516
Shareholder servicing costs–Note 3(b)	960,608
Directors' fees and expenses–Note 3(c)	56,011
Custodian fees	53,300
Professional fees	45,881
Prospectus and shareholders' reports	27,385
Registration fees	12,321
Loan commitment fees–Note 2	4,024
Miscellaneous	33,785
Total Expenses	**8,702,858**
Less–reduction in custody fees due to earnings credit–Note 1(b)	(53,502)
Net Expenses	**8,649,356**
Investment Income–Net	**41,689,281**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	5,804,802
Net unrealized appreciation (depreciation) on investments	6,121,890
Net Realized and Unrealized Gain (Loss) on Investments	**11,926,692**
Net Increase in Net Assets Resulting from Operations	**53,615,973**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended February 28, 2007 (Unaudited)	Year Ended August 31, 2006
Operations ($):		
Investment income−net	41,689,281	87,492,295
Net realized gain (loss) on investments	5,804,802	11,013,651
Net unrealized appreciation (depreciation) on investments	6,121,890	(37,256,710)
Net Increase (Decrease) in Net Assets Resulting from Operations	**53,615,973**	**61,249,236**
Dividends to Shareholders from ($):		
Investment income−net	**(41,651,052)**	**(87,414,073)**
Capital Stock Transactions ($):		
Net proceeds from shares sold	37,403,674	86,763,684
Dividends reinvested	27,661,716	57,030,220
Cost of shares redeemed	(95,656,276)	(218,542,758)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(30,590,886)**	**(74,748,854)**
Total Increase (Decrease) in Net Assets	**(18,625,965)**	**(100,913,691)**
Net Assets ($):		
Beginning of Period	1,984,322,081	2,085,235,772
End of Period	**1,965,696,116**	**1,984,322,081**
Undistributed investment income−net	38,229	−
Capital Share Transactions (Shares):		
Shares sold	3,143,109	7,370,621
Shares issued for dividends reinvested	2,320,871	4,847,387
Shares redeemed	(8,038,285)	(18,587,121)
Net Increase (Decrease) in Shares Outstanding	**(2,574,305)**	**(6,369,113)**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended February 28, 2007 (Unaudited)	Year Ended August 31,				
		2006	2005	2004	2003	2002
Per Share Data ($):						
Net asset value, beginning of period	11.86	12.01	11.84	11.51	11.82	12.32
Investment Operations:						
Investment income−net[a]	.25	.51	.52	.48	.54	.61
Net realized and unrealized gain (loss) on investments	.07	(.15)	.17	.34	(.31)	(.50)
Total from Investment Operations	.32	.36	.69	.82	.23	.11
Distributions:						
Dividends from investment income−net	(.25)	(.51)	(.52)	(.49)	(.54)	(.61)
Net asset value, end of period	11.93	11.86	12.01	11.84	11.51	11.82
Total Return (%)	2.73[b]	3.14	5.94	7.20	1.91	.99
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.89[c]	.86[d]	.81[d]	.78[d]	.85[d]	.92[d]
Ratio of net expenses to average net assets	.88[c]	.86[d]	.77[d]	.74[d]	.85[d]	.92[d]
Ratio of net investment income to average net assets	4.26[c]	4.35	4.36	4.12	4.56	5.14
Portfolio Turnover Rate	27.13[b]	36.31	29.74	47.77	61.20	49.25
Net Assets, end of period ($ x 1,000)	1,965,696	1,984,322	2,085,236	2,143,305	2,312,997	2,497,199

[a] *Based on average shares outstanding at each month end.*
[b] *Not annualized.*
[c] *Annualized.*
[d] *Ratio of total expenses to average net assets and ratio of net expenses to average net assets have been restated. This restatement has no impact on the fund's previously reported net assets, net investment income, net asset value or total return. See Note 5*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Municipal Bond Fund (the "fund") is a separate diversified series of Dreyfus Bond Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company and operates as a series company currently offering two series, including the fund. The fund's investment objective is to provide investors with as high a level of current income exempt from federal income tax as is consistent with the preservation of capital. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares which are sold to the public without a sales charge.

On December 4, 2006, Mellon Financial and The Bank of New York Company, Inc. announced that they had entered into a definitive agreement to merge. The new company will be called The Bank of New York Mellon Corporation. As part of this transaction, Dreyfus would become a wholly-owned subsidiary of The Bank of New York Mellon Corporation. The transaction is subject to certain regulatory approvals and the approval of The Bank of New York Company, Inc.'s and Mellon Financial's shareholders, as well as other customary conditions to closing. Subject to such approvals and the satisfaction of the other conditions, Mellon Financial and The Bank of New York Company, Inc. expect the transaction to be completed in the third quarter of 2007.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued each business day by an independent pricing service (the "Service") approved by the Board of Directors. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

On September 20, 2006, the Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credit from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S generally accepted accounting principles.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

On July 13, 2006, the FASB released FASB Interpretation No. 48 Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

The fund has an unused capital loss carryover of $121,547,904 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to August 31, 2006. If not applied, $25,873,198 of the carryover expires in fiscal 2009, $11,793,725 expires in fiscal 2010, $34,182,166 expires in fiscal 2011 and $49,698,815 expires in fiscal 2012.

The tax character of distributions paid to shareholders during the fiscal year ended August 31, 2006 were as follows: tax exempt income of $87,414,073. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended February 28, 2007, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions with Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .60% of the value of the fund's average daily net assets and is payable monthly.

(b) Under the Shareholder Services Plan, the fund reimburses the Distributor an amount not to exceed an annual rate of .25% of the value of the fund's average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended February 28, 2007, the fund was charged $541,732 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended February 28, 2007, the fund was charged $271,652 pursuant to the transfer agency agreement.

During the period ended February 28, 2007, the fund was charged $2,044 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $871,166, chief compliance officer fees $2,726 and transfer agency per account fees $90,930.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(d) A .10% redemption fee is charged and retained by the fund on certain shares redeemed within thirty days of their issuance, subject to exceptious including redemptions made through the use of the fund's exchange privilege. During the period ended February 28, 2007, redemption fees charged and retained by the fund amounted to $97.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended February 28, 2007, amounted to $522,298,781 and $556,954,220, respectively.

At February 28, 2007, accumulated net unrealized appreciation on investments was $107,254,202, consisting of $107,697,411 gross unrealized appreciation and $443,209 gross unrealized depreciation.

At February 28, 2007, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see Statement of Investment).

NOTE 5—Restatement

Subsequent to the issuance of the August 31, 2006 financial statements, the fund determined that the transfers of certain tax-exempt municipal bond securities by the fund to special purpose bond trusts in connection with participation in inverse floater structures do not qualify for sale treatment under Statement of Financial Accounting Standard No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities, and should have been accounted for as a secured borrowing.

The correction of the above item resulted in the restatement of the ratio of total and net expenses of the financial highlights table as shown below:

Ratio of Total Expenses	2006	2005	2004	2003	2002
As previously reported	.72%	.72%	.72%	.72%	.71%
As restated	.86%	.81%	.78%	.85%	.92%

Ratio of Net Expenses	2006	2005	2004	2003	2002
As previously reported	.72%	.68%	.68%	.72%	.71%
As restated	.86%	.77%	.74%	.85%	.92%

This restatement has no impact on the fund's previously reported net assets, net investment income, net asset value per share or total return.

PROXY RESULTS (Unaudited)

Dreyfus Bond Funds, Inc., held a special meeting of shareholders on September 20, 2006. The Proposal considered at the meeting, and the results, are as follows:

	Shares	
	Votes For	Authority Withheld
To elect additional Board Members:		
Gordon J. Davis†	110,904,698	4,044,524
Joni Evans†	110,962,066	3,987,156
Arnold S. Hiatt†	110,268,438	4,680,784
Burton N. Wallack	110,980,311	3,968,911

† Each new Board member's term commenced on November 7, 2006.
In addition, Joseph S. DiMartino, David W. Burke, William Hodding Carter III, Ehud Houminer, Richard C. Leone, Hans C. Mautner, Robin A. Melvin and John E. Zuccotti will continue as Board members of the fund.

INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE FUND'S INVESTMENT ADVISORY AGREEMENT (Unaudited)

At a Meeting of the fund's Board of Directors held on November 6, 2006, the Board considered the re-approval for an annual period of the fund's Management Agreement, pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent, and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent, and quality of the services provided to the fund pursuant to the fund's Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships that the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the diversity of distribution of the fund as well as among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each of the fund's distribution channels. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting, and compliance infrastructure.

Comparative Analysis of the Fund's Management Fee and Expense Ratio and Performance. The Board members reviewed reports prepared by Lipper, Inc., an independent provider of investment company data, which included information comparing the fund's management

fee and expense ratio with a group of comparable funds (the "Expense Group") and with a broader group of funds (the "Expense Universe") that were selected by Lipper. Included in the fund's reports were comparisons of contractual and actual management fee rates and total operating expenses.

The Board members also reviewed the reports prepared by Lipper that presented the fund's performance and placed significant emphasis on comparisons of total return performance for various periods ended September 30, 2006 and yield performance for one-year periods ended September 30th for the fund to the same group of funds as the fund's Expense Group (the "Performance Group") and to a group of funds that was broader than the fund's Expense Universe (the "Performance Universe") that also were selected by Lipper. The Manager previously had furnished the Board with a description of the methodology Lipper used to select the fund's Expense Group and Expense Universe, and Performance Group and Performance Universe. The Manager also provided a comparison of the fund's total returns to the fund's Lipper category average returns for the past 10 calendar years.

The Board reviewed the results of the Expense Group and Expense Universe comparisons for various periods ended September 30, 2006. The Board reviewed the range of management fees and expense ratios of the funds in the Expense Group and Expense Universe, and noted that the fund's contractual management fee was higher than the Expense Group median and that the fund's actual management fee was higher than the Expense Group and Expense Universe medians. The Board also noted that the fund's total expense ratio approximated the Expense Group median and was lower than the Expense Universe median.

With respect to the fund's performance, the Board noted the fund's strong relative total return performance over the past 5-year period compared with its below median performance (in the Performance Group and Performance Universe) for the 10-year period. The Board noted the fund's first or second quintile (the first quintile reflecting the highest performance ranking group) total return rankings in the Performance Group for each reported time period up to 3 years, and the fund's first quintile total return rankings in the Performance Universe for each reported time periods up to 3 years. The Board also noted that the fund's total return was one basis point lower than the Performance Group median for the 4-year period and was at the Performance Universe median for the 5-year period. On a yield performance basis, the Board noted that the fund achieved 1-year yields that were variously higher and lower than Performance Group median, and higher than the Performance Universe median, for each reported time period up to 10 years.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by mutual funds managed by the Manager or its affiliates reported in the same Lipper category as the fund (the "Similar Funds"), and explained the nature of the Similar Funds and the differences, from the Manager's perspective, in providing services to the Similar Funds as compared to the fund. The Manager's representatives also reviewed the costs associated with distribution through intermediaries. The Board discussed the relationship of the management fees paid in light of the Manager's performance, and the services provided. The Board members considered the relevance of the fee information provided for the Similar Funds to evaluate the appropriateness and reasonableness of the fund's management fee. The Manager's representatives noted that there were no similarly managed institutional separate accounts or wrap fee accounts managed by the Manager or its affiliates with similar investment objectives, policies, and strategies as the fund.

<u>Analysis of Profitability and Economies of Scale.</u> The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager for the fund and the method used to determine such expenses and profit. The Board previously had been provided with information prepared by an independent consulting firm regarding

the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Board also had been informed that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund, including any decline in fund assets from the prior year, and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund shareholders. The Board members also considered potential benefits to the Manager from acting as investment adviser to the fund and noted that there were no soft dollar arrangements in effect with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by the Manager, including the nature, extent, and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. It was noted that the profitability percentage for managing the fund was within ranges determined by appropriate court cases to be reasonable given the services rendered and the fund's overall performance and generally superior service levels provided.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on its discussions and considerations as described above, the fund's Board made the following conclusions and determinations.

- The Board concluded that the nature, extent, and quality of the services provided by the Manager to the fund are adequate and appropriate.
- The Board was satisfied with the fund's overall performance.
- The Board concluded that the fee paid to the Manager by the fund was reasonable in light of the services provided, comparative performance and expense and management fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.
- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund, and that, to the extent in the future it were to be determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with the information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders.

NOTES

For More Information

**Dreyfus
Municipal Bond Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbol: DRTAX

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2006, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0054SA0207

Dreyfus Premier High Income Fund

SEMIANNUAL REPORT February 28, 2007



Save time. Save paper. View your next shareholder report online as soon as it's available. Log into www.dreyfus.com and sign up for Dreyfus eCommunications. It's simple and only takes a few minutes.

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Premier High Income Fund, covering the six-month period from September 1, 2006, through February 28, 2007.

As they have for some time, high-yield bonds continued to produce higher total returns over the course of the reporting period than most other sectors of the U.S. fixed-income marketplace. Prices of corporate bonds rated below investment grade have been supported since 2003 by an expanding economy, low default rates and robust investor demand for high current yields.

However, a bout of heightened volatility in equity markets near the end of February 2007 may be signaling a shift in investor sentiment. As the rate of economic growth slows and the number and magnitude of leveraged buyouts increases, investors may become more sensitive to the risks that lower-rated investments entail. What's required, in our view, is a disciplined focus on the business fundamentals and financial circumstances of each individual high yield issuer. Such an approach may help separate sound credits from questionable ones. As always, your financial consultant can help you identify the investments that may be most likely to help you achieve high levels of current income while mitigating the risks of a more discerning market environment.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's lead portfolio manager.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
March 15, 2007



DISCUSSION OF FUND PERFORMANCE

Mark Shenkman, Chief Investment Officer
Shenkman Capital Management, Inc., Sub-Investment Adviser

How did Dreyfus Premier High Income Fund perform relative to its benchmark?

During the six-month reporting period ended February 28, 2007, the fund achieved total returns of 7.00% for Class A shares, 6.63% for Class B shares, 6.52% for Class C shares and 7.16% for Class R shares.[1] For the same period, the fund's benchmark, the Merrill Lynch U.S. High Yield Master II Constrained Index (the "Index"), produced a 8.19% total return.[2]

High yield bonds continued to gain value over the reporting period as investors remained comfortable with the risks of lower-rated credits in an environment of moderate economic growth, subdued inflation and low defaults. The fund's returns were lower than the Index, primarily due to its continuing focus on higher-quality credits during a time when speculative and distressed bonds, generally represented by the Index, fared better.

What is the fund's investment approach?

The fund seeks to maximize total return consistent with capital preservation and prudent risk management. To pursue its goal, the fund generally invests at least 80% of its assets in bonds rated below investment grade. The high yield securities in which the fund invests may include corporate debt securities, structured notes, zero-coupon securities and debt securities issued by states or local governments and their agencies, authorities and other instrumentalities. The fund may invest up to 20% of its assets in investment-grade corporate bonds, U.S. government securities and money market instruments.

When choosing securities for the fund, we generally look for issuers that we believe have positive credit momentum and the potential for credit-rating upgrades. Using a "bottom-up," fundamental analysis, we seek to maximize returns and minimize default risk through broad diversification, direct communication with management and monitoring all issuers on a systematic basis. We generally avoid investing in industries or issuers that we believe have a high risk of default.

What other factors influenced the fund's performance?

Although U.S. economic growth began to moderate over the reporting period, the slowdown proved to be relatively mild, leading many analysts to conclude that a full-blown recession is unlikely. At the same time, falling energy prices helped to relieve inflation concerns, and weakness in the automobile and housing sectors did not appear to spread to other industry groups, supporting business conditions for many U.S. companies.

In this favorable economic climate, investors seeking high levels of current income continued to tolerate the risks of lower-rated investments, and demand for high yield securities remained robust. These factors caused yield differences between high yield bonds and comparable U.S. Treasury securities to continue to narrow. The high yield market's strength was particularly pronounced at the lower end of the credit-rating spectrum.

While the fund participated in the market rally to a significant degree, we continued to proceed cautiously with regard to credits at the lower end of the high yield range, many of which did not meet our investment criteria. In addition, with yield differences between lower- and higher-rated bonds near historical lows, it made little sense to us to assume the risks that the lowest-rated credits typically entail.

Our focus on higher-quality securities prevented the fund from benefiting fully from gains among lower-rated bonds. The fund suffered mild performance shortfalls compared to the benchmark due to its relatively light exposure to the automotive and homebuilding industries, which gained value despite deteriorating business fundamentals. In the cable television area, the fund's results were constrained by a lack of exposure to the distressed, CCC-rated debt of Charter Communications, which comprises about one-third of the overall high yield cable sector.

Our security selection strategy in other areas helped offset a portion of the fund's quality-related shortfall. Overweight positions in the support services sector fared well as companies serving commercial builders and other enterprises enjoyed relatively robust business conditions. The fund also received positive contributions from the health care, chemicals, and utilities sectors.

What is the fund's current strategy?

Slower economic growth and heightened market volatility just days before the end of the reporting period have convinced us that investors are becoming more sensitive to risk. As investors pay closer attention to credit fundamentals, a measure of equilibrium may return to the markets and investor psychology. We believe the fund's emphasis on higher-quality credits positions it appropriately for this shift.

At the same time, today's high yield market appears to be supported by ample capital, and investors' appetite for income should continue to support demand. Moreover, default rates have remained near historical lows, new capital from hedge funds has poured into the market and considerable liquidity has been available to traders. In our judgment, while there is no guarantee how any market will perform, these factors should help the high yield bond market deliver desirable returns to risk-conscious investors over the foreseeable future.

March 15, 2007

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charge in the case of Class A shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

[2] *SOURCE: BLOOMBERG — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Merrill Lynch U.S. High Yield Master II Constrained Index is an unmanaged performance benchmark composed of U.S. dollar-denominated domestic and Yankee bonds rated below investment grade with at least $100 million par amount outstanding and at least one year remaining to maturity. Bonds are capitalization-weighted. Total allocations to an issuer are capped at 2%. Index return does not reflect fees and expenses associated with operating a mutual fund.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier High Income Fund from September 1, 2006 to February 28, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended February 28, 2007

	Class A	Class B	Class C	Class R
Expenses paid per $1,000†	$ 6.06	$ 8.76	$ 9.93	$ 4.37
Ending value (after expenses)	$1,070.00	$1,066.30	$1,065.20	$1,071.60

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended February 28, 2007

	Class A	Class B	Class C	Class R
Expenses paid per $1,000†	$ 5.91	$ 8.55	$ 9.69	$ 4.26
Ending value (after expenses)	$1,018.94	$1,016.31	$1,015.17	$1,020.58

† *Expenses are equal to the fund's annualized expense ratio of 1.18% for Class A, 1.71% for Class B, 1.94% for Class C and .85% for Class R; multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

February 28, 2007 (Unaudited)

Bonds and Notes−95.0%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Aerospace & Defense−1.6%				
Alion Science and Technology, Sr. Unscd. Notes	10.25	2/1/15	2,000,000 a	2,090,000
Bombardier, Sr. Uscd. Notes	8.00	11/15/14	1,500,000 a	1,575,000
K & F Acquisition, Gtd. Notes	7.75	11/15/14	1,500,000	1,556,250
				5,221,250
Auto Related−2.9%				
Ford Motor Credit, Sr. Notes	7.25	10/25/11	1,000,000	984,649
Ford Motor Credit, Sr. Unscd. Notes	8.00	12/15/16	1,000,000	988,820
Ford Motor Credit, Notes	9.81	4/15/12	1,050,000 b	1,136,927
General Motors, Sr. Notes	7.13	7/15/13	1,500,000	1,432,500
General Motors, Unscd. Debs.	7.70	4/15/16	250,000	238,750
General Motors, Debs.	8.25	7/15/23	1,750,000	1,636,250
Goodyear Tire & Rubber, Notes	7.86	8/15/11	2,000,000	2,072,500
United Components, Sr. Sub. Notes	9.38	6/15/13	1,000,000	1,050,000
				9,540,396
Automotive, Trucks & Parts−.6%				
American Axle and Manufacturing, Gtd. Notes	7.88	3/1/17	1,000,000	1,005,000
Lear, Gtd. Notes, Ser. B	8.75	12/1/16	1,000,000	968,750
				1,973,750
Broadcasting & Media−2.3%				
Allbritton Communications, Sr. Sub. Notes	7.75	12/15/12	1,500,000	1,545,000
LIN Television, Sr. Sub. Debs.	2.50	5/15/33	1,500,000	1,440,000
LIN Television, Gtd. Notes, Ser. B	6.50	5/15/13	1,500,000	1,470,000
Nexstar Finance, Sr. Sub. Notes	7.00	1/15/14	1,000,000	970,000

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Broadcasting & Media (continued)				
Radio One,				
Gtd. Notes	6.38	2/15/13	1,000,000	955,000
Salem Communications,				
Gtd. Notes	7.75	12/15/10	1,000,000	1,022,500
				7,402,500
Building Materials−.6%				
Goodman Global Holdings,				
Gtd. Notes	7.88	12/15/12	1,000,000	1,025,000
Interface,				
Sr. Sub. Notes	9.50	2/1/14	1,000,000	1,077,500
				2,102,500
Cable & Media−5.5%				
Cablevision Systems,				
Sr. Notes, Ser. B	8.00	4/15/12	750,000	765,000
CVC,				
Sr. Notes, Ser. B	9.87	4/1/09	1,500,000 b	1,605,000
Echostar DBS,				
Gtd. Notes	6.63	10/1/14	1,500,000	1,518,750
Insight Communications,				
Sr. Discount Notes	12.25	2/15/11	2,000,000 c	2,092,500
Lodgenet Entertainment,				
Sr. Sub. Debs.	9.50	6/15/13	2,500,000	2,693,750
Mediacom Broadband,				
Sr. Notes	8.50	10/15/15	2,000,000	2,045,000
Mediacom/Mediacom Capital,				
Sr. Notes	9.50	1/15/13	1,500,000	1,545,000
NTL Cable,				
Sr. Notes	9.13	8/15/16	3,000,000	3,202,500
Telenet Group Holding,				
Discount Notes	11.50	6/15/14	2,500,000 a,c	2,318,750
				17,786,250
Casinos & Gaming−.9%				
Seminole Hard Rock Entertainment,				
Scd. Notes	7.85	3/15/14	750,000 a,b	758,438
Station Casinos,				
Sr. Sub. Notes	6.63	3/15/18	750,000	683,437
Wimar OpCo,				
Sr. Sub. Notes	9.63	12/15/14	1,500,000 a	1,516,875
				2,958,750

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Chemicals−3.6%				
Hexion U.S. Finance/Nova Scotia Finance, Sr. Notes	9.75	11/15/14	2,750,000 [a]	2,928,750
Hexion U.S. Finance/Nova Scotia Finance, Scd. Notes	9.86	11/15/14	500,000 [a,b]	517,500
Ineos Group Holdings, Sr. Sub. Notes	8.50	2/15/16	1,500,000 [a]	1,466,250
Lyondell Chemical, Gtd. Notes	8.00	9/15/14	1,250,000	1,321,875
Lyondell Chemical, Gtd. Notes	8.25	9/15/16	1,750,000	1,890,000
Nalco, Sr. Sub. Notes	8.88	11/15/13	2,000,000	2,140,000
PolyOne, Sr. Notes	8.88	5/1/12	1,500,000	1,533,750
				11,798,125
Commercial & Professional Services−1.9%				
Aleris International, Sr. Notes	9.00	12/15/14	1,000,000 [a]	1,065,000
Aleris International, Sr. Sub. Notes	10.00	12/15/16	2,000,000 [a]	2,120,000
Aramark, Sr. Notes	8.50	2/1/15	3,000,000 [a]	3,131,250
				6,316,250
Consumer Products−3.6%				
American Achievement, Sr. Sub. Notes	8.25	4/1/12	1,500,000	1,556,250
Central Garden and Pet, Gtd. Notes	9.13	2/1/13	650,000	679,250
Da-Lite Screen, Sr. Notes	9.50	5/15/11	1,500,000	1,578,750
Jarden, Gtd. Notes	7.50	5/1/17	1,500,000	1,528,125
Josten's, Gtd. Notes	7.63	10/1/12	1,000,000	1,030,000
Leslie's Poolmart, Sr. Notes	7.75	2/1/13	2,000,000	2,025,000
Simmons Bedding, Sr. Sub. Notes	7.88	1/15/14	2,000,000	2,060,000

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Consumer Products (continued)				
Visant Holding, Sr. Notes	8.75	12/1/13	1,000,000	1,072,500
				11,529,875
Environmental & Facilities Services—2.0%				
Allied Waste North America, Gtd. Notes, Ser. B	7.13	5/15/16	1,000,000	1,021,250
Casella Waste Systems, Sr. Sub. Notes	9.75	2/1/13	2,000,000	2,130,000
Waste Connections, Sr. Notes	3.75	4/1/26	1,750,000	1,903,125
Waste Services, Sr. Sub. Notes	9.50	4/15/14	1,250,000	1,328,125
				6,382,500
Food & Beverages—1.5%				
B & G Foods, Sr. Notes	8.00	10/1/11	1,000,000	1,015,000
Michael Foods, Sr. Sub. Notes	8.00	11/15/13	1,750,000	1,798,125
Pinnacle Foods Holding, Sr. Sub. Notes	8.25	12/1/13	2,000,000	2,160,000
				4,973,125
Food & Drugs—1.3%				
Rite Aid, Scd. Notes	7.50	3/1/17	1,000,000	997,500
Rite Aid, Sr. Unscd. Notes	8.63	3/1/15	2,500,000	2,443,750
Stater Brothers Holdings, Sr. Notes	8.13	6/15/12	750,000	769,687
				4,210,937
Gaming—5.3%				
American Casino & Entertainment Properties, Scd. Notes	7.85	2/1/12	1,750,000	1,815,625
Boyd Gaming, Sr. Sub. Notes	6.75	4/15/14	1,000,000	1,000,000
Boyd Gaming, Sr. Sub. Notes	7.75	12/15/12	1,000,000	1,035,000
Herbst Gaming, Gtd. Notes	7.00	11/15/14	1,750,000	1,715,000

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Gaming (continued)				
Isle of Capri Casinos, Gtd. Notes	7.00	3/1/14	1,000,000	982,500
Isle of Capri Casinos, Gtd. Notes	9.00	3/15/12	1,000,000	1,050,000
MGM Mirage, Gtd. Notes	7.63	1/15/17	1,000,000	1,017,500
MTR Gaming Group, Gtd. Notes, Ser. B	9.75	4/1/10	2,000,000	2,105,000
Penn National Gaming, Sr. Sub. Notes	6.75	3/1/15	500,000	483,750
Pinnacle Entertainment, Sr. Sub. Notes	8.25	3/15/12	2,350,000	2,432,250
Seneca Gaming, Sr. Unscd. Notes, Ser. B	7.25	5/1/12	500,000	506,250
Shuffle Master, Sr. Notes	1.25	4/15/24	1,000,000	1,001,250
Station Casinos, Sr. Unscd. Notes	7.75	8/15/16	1,300,000	1,342,250
Station Casinos, Sr. Sub. Notes	6.88	3/1/16	600,000	560,250
				17,046,625
Health Care–7.1%				
Carriage Services, Gtd. Notes	7.88	1/15/15	1,000,000	1,027,500
CDRV Investors, Sr. Discount Notes	9.63	1/1/15	1,000,000 c	807,500
Concentra Operating, Gtd. Notes	9.13	6/1/12	1,000,000	1,070,000
HCA, Sr. Unscd. Notes	6.50	2/15/16	1,250,000	1,078,125
HCA, Scd. Notes	9.25	11/15/16	2,500,000 a	2,684,375
HCA, Scd. Notes	9.63	11/15/16	1,000,000 a	1,082,500
Health Management, Sr. Sub. Notes	4.38	8/1/23	750,000	783,750
IASIS Healthcare/Capital, Sr. Sub. Notes	8.75	6/15/14	1,500,000	1,563,750

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Health Care (continued)				
LifePoint Hospitals, Sub. Notes	3.25	8/15/25	750,000	705,000
Omnicare, Debs., Ser. OCR	3.25	12/15/35	1,500,000	1,342,500
Par Pharmaceutical Cos., Sr. Sub. Notes	2.88	9/30/10	750,000	717,187
Psychiatric Solutions, Gtd. Notes	7.75	7/15/15	1,500,000	1,530,000
Service Corp. International, Sr. Unscd. Notes	7.38	10/1/14	1,000,000	1,052,500
Service Corp. International, Sr. Unscd. Notes	7.63	10/1/18	1,500,000	1,601,250
Stewart Enterprises, Sr. Notes	6.25	2/15/13	600,000 [b]	583,500
Triad Hospitals, Sr. Sub. Notes	7.00	11/15/13	1,000,000	1,046,250
Vanguard Health Holding II, Sr. Sub. Notes	9.00	10/1/14	1,500,000	1,548,750
Warner Chilcott, Gtd. Notes	8.75	2/1/15	1,500,000 [b]	1,571,250
Wyeth, Sr. Notes	4.88	1/15/24	1,000,000 [b]	1,066,800
				22,862,487
Hotels−.5%				
Gaylord Entertainment, Sr. Notes	8.00	11/15/13	1,500,000	**1,560,000**
Manufacturing−2.0%				
Baldor Electric, Gtd. Notes	8.63	2/15/17	1,500,000	1,584,375
Chart Industries, Sr. Sub. Notes	9.63	10/15/15	1,750,000 [a,b]	1,846,250
Koppers, Gtd. Notes	9.88	10/15/13	1,024,000	1,121,280
RBS Global & Rexnord, Gtd. Notes	9.50	8/1/14	1,000,000 [a]	1,060,000
Trimas, Gtd. Notes	9.88	6/15/12	1,000,000	1,000,000
				6,611,905

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Media/Diversified & Services—4.2%				
Advanstar Communications, Scd. Notes	10.75	8/15/10	1,550,000	1,670,125
Advanstar Communications, Gtd. Notes, Ser. B	12.00	2/15/11	1,500,000	1,563,750
Hughes Network Systems/HNS Finance, Gtd. Notes	9.50	4/15/14	2,500,000	2,662,500
Intelsat Bermuda, Gtd. Notes	9.25	6/15/16	1,000,000 [a]	1,110,000
Intelsat Bermuda, Sr. Notes	11.25	6/15/16	2,100,000 [a]	2,388,750
Lamar Media, Gtd. Notes	6.63	8/15/15	1,000,000	990,000
LBI Media, Gtd. Notes	10.13	7/15/12	1,000,000	1,055,000
Quebecor Media, Sr. Notes	7.75	3/15/16	2,000,000	2,060,000
				13,500,125
Mining & Metals—2.2%				
Alpha Natural Resources/Capital, Gtd. Notes	10.00	6/1/12	2,500,000 [b]	2,712,500
Arch Western Finance, Gtd. Notes	6.75	7/1/13	1,000,000 [b]	987,500
Foundation PA Coal, Sr. Notes	7.25	8/1/14	2,000,000	2,035,000
Peabody Energy, Jr. Sub. Debs.	4.75	12/15/66	1,500,000	1,486,875
				7,221,875
Non-Food & Drug Retail—.6%				
Yankee Acquisition, Sr. Notes	8.50	2/15/15	1,000,000 [a]	1,027,500
Yankee Acquisition, Sr. Sub. Notes	9.75	2/15/17	1,000,000 [a]	1,030,000
				2,057,500
Non Food & Drug—3.9%				
Autonation, Gtd. Notes	7.36	4/15/13	1,700,000 [b]	1,734,000
Blockbuster, Sr. Sub. Notes	9.00	9/1/12	500,000 [b]	504,375

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Non Food & Drug (continued)				
Buhrmann US,				
Sr. Sub. Notes	8.25	7/1/14	2,000,000	2,052,500
Pantry,				
Sr. Sub. Notes	7.75	2/15/14	1,500,000	1,515,000
Petro Stopping Centers/Financial,				
Scd. Notes	9.00	2/15/12	1,000,000	1,045,000
Sally Holdings,				
Sr. Notes	9.25	11/15/14	1,000,000 [a]	1,040,000
Sally Holdings,				
Sr. Sub. Notes	10.50	11/15/16	1,750,000 [a]	1,820,000
Susser Holdings,				
Gtd. Notes	10.63	12/15/13	1,412,000	1,560,260
United Auto Group,				
Sr. Sub. Bonds	7.75	12/15/16	1,500,000 [a]	1,533,750
				12,804,885
Oil & Gas–6.2%				
Berry Petroleum,				
Sr. Sub. Notes	8.25	11/1/16	500,000	501,250
Chesapeake Energy,				
Gtd. Notes	6.50	8/15/17	500,000	495,000
Complete Production Services,				
Sr. Notes	8.00	12/15/16	2,000,000 [a]	2,055,000
Compton Petroleum Finance,				
Gtd. Notes	7.63	12/1/13	2,000,000	1,970,000
Copano Energy,				
Gtd. Notes	8.13	3/1/16	1,000,000	1,040,000
Denbury Resources,				
Gtd. Notes	7.50	4/1/13	1,250,000	1,268,750
Denbury Resources,				
Sr. Sub. Notes	7.50	12/15/15	1,000,000	1,015,000
Dresser-Rand Group,				
Gtd. Notes	7.38	11/1/14	2,000,000 [b]	2,040,000
Encore Acquisition,				
Sr. Sub. Notes	6.00	7/15/15	1,500,000	1,350,000
Encore Acquisition,				
Sr. Sub. Notes	6.25	4/15/14	750,000	695,625

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Oil & Gas (continued)				
Exco Resources, Gtd. Notes	7.25	1/15/11	3,000,000	3,052,500
Harvest Operations, Sr. Notes	7.88	10/15/11	1,500,000	1,455,000
PetroHawk Energy, Gtd. Notes	9.13	7/15/13	2,065,000	2,204,388
Whiting Petroleum, Sr. Sub. Notes	7.25	5/1/13	1,000,000	1,003,750
				20,146,263
Packaging & Containers—.4%				
BWAY, Sr. Sub. Notes	10.00	10/15/10	1,000,000	1,055,000
Stone Container, Sr. Notes	8.38	7/1/12	250,000	256,250
				1,311,250
Paper & Forest Products—3.7%				
Abitibi-Consolidated Finance, Gtd. Notes	7.88	8/1/09	500,000	512,500
Abitibi-Consolidated, Gtd. Notes	8.38	4/1/15	750,000	733,125
Abitibi-Consolidated, Notes	8.86	6/15/11	500,000 [b]	505,000
Boise Cascade, Gtd. Notes	7.13	10/15/14	850,000	837,250
Boise Cascade, Gtd. Notes	8.24	10/15/12	1,000,000 [b]	1,005,000
Catalyst Paper, Sr. Notes	7.38	3/1/14	2,000,000	1,990,000
Georgia-Pacific, Gtd. Notes	7.13	1/15/17	1,000,000 [a]	1,005,000
NewPage, Scd. Notes	10.00	5/1/12	1,000,000	1,095,000
Smurfit Kappa Funding, Sr. Notes	9.63	10/1/12	1,250,000	1,332,813
Stone Container, Sr. Notes	9.75	2/1/11	1,000,000	1,038,750

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Paper & Forest Products (continued)				
Verso Paper Holdings, Scd. Notes	9.11	8/1/14	750,000 a,b	776,250
Verso Paper Holdings, Sr. Sub. Notes	11.38	8/1/16	1,000,000 a	1,080,000
				11,910,688
Printing & Publishing−3.3%				
CBD Media Holdings/Finance, Sr. Notes	9.25	7/15/12	1,000,000	1,050,000
CBD Media/Finance, Gtd. Notes	8.63	6/1/11	1,000,000	1,040,000
Cenveo Corporation, Sr. Sub. Notes	7.88	12/1/13	1,050,000	1,036,875
Idearc, Sr. Notes	8.00	11/15/16	3,000,000 a	3,097,500
R.H. Donnelley, Sr. Discount Notes, Ser. A-2	6.88	1/15/13	2,000,000	1,960,000
R.H. Donnelley, Sr. Notes, Ser. A-3	8.88	1/15/16	2,000,000	2,145,000
Valassis Communication, Sr. Notes	8.25	3/1/15	500,000 a	498,125
				10,827,500
Restaurants−.5%				
Domino's, Sr. Sub. Notes	8.25	7/1/11	1,500,000	**1,580,250**
Support Services−7.2%				
Ahern Rentals, Gtd. Notes	9.25	8/15/13	1,500,000	1,578,750
Ashtead Capital, Notes	9.00	8/15/16	1,100,000 a	1,193,500
Ashtead Holdings, Scd. Notes	8.63	8/1/15	600,000 a	640,500
Avis Budget Car Rental/Finance, Sr. Notes	7.86	5/15/14	1,250,000 a,b	1,293,750
CCM Merger, Notes	8.00	8/1/13	1,250,000 a	1,256,250
Education Management/Finance, Gtd. Notes	10.25	6/1/16	1,000,000	1,090,000
FTI Consulting, Sr. Sub. Notes	3.75	7/15/12	400,000	519,000

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Support Services (continued)				
Hertz,				
Gtd. Notes	8.88	1/1/14	2,500,000	2,706,250
Hertz,				
Gtd. Notes	10.50	1/1/16	1,000,000	1,145,000
Iron Mountain,				
Gtd. Notes	8.63	4/1/13	1,000,000	1,030,000
Mac-Gray,				
Sr. Notes	7.63	8/15/15	1,250,000	1,290,625
Mobile Mini,				
Sr. Notes	9.50	7/1/13	1,300,000	1,397,500
Mobile Services Group,				
Sr. Notes	9.75	8/1/14	1,000,000 [a]	1,070,000
Neff Rental/Finance,				
Gtd. Notes	11.25	6/15/12	1,000,000	1,117,500
Norcross Safety Products/Capital,				
Sr. Sub. Notes, Ser. B	9.88	8/15/11	1,000,000	1,065,000
Rental Service,				
Bonds	9.50	12/1/14	1,500,000 [a]	1,605,000
West,				
Sr. Notes	9.50	10/15/14	1,000,000 [a]	1,057,500
West,				
Sr. Sub. Notes	11.00	10/15/16	1,000,000 [a]	1,087,500
Williams Scotsman,				
Gtd. Notes	8.50	10/1/15	1,000,000	1,047,500
				23,191,125
Technology–4.5%				
Celestica,				
Sr. Sub. Notes	7.63	7/1/13	1,000,000	957,500
Celestica,				
Sr. Sub. Notes	7.88	7/1/11	850,000	839,375
Freescale Semiconductor,				
Sr. Sub. Notes	10.13	12/15/16	2,500,000 [a]	2,571,875
Lucent Technologies,				
Debs.	6.45	3/15/29	2,000,000	1,830,000
NXP/Funding,				
Sr. Notes	9.50	10/15/15	1,000,000 [a]	1,037,500
Sungard Data Systems,				
Gtd. Notes	9.13	8/15/13	1,500,000	1,608,750

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Technology (continued)				
Sungard Data Systems, Gtd. Notes	10.25	8/15/15	2,500,000	2,731,250
Syniverse Technologies, Sr. Sub. Notes, Ser. B	7.75	8/15/13	2,000,000	2,020,000
Vishay Intertechnology, Sub. Notes	3.63	8/1/23	1,000,000	1,011,250
				14,607,500
Telecommunications−7.8%				
American Cellular, Sr. Notes, Ser. B	10.00	8/1/11	2,000,000	2,137,500
Centennial Cellular Operating, Gtd. Notes	10.13	6/15/13	800,000	869,000
Centennial Communications, Sr. Notes	8.13	2/1/14	1,750,000	1,824,375
Centennial Communications, Sr. Notes	11.11	1/1/13	2,000,000 [b]	2,120,000
Cincinnati Bell, Gtd. Notes	8.38	1/15/14	2,000,000	2,062,500
Citizens Communications, Sr. Notes	7.88	1/15/27	2,000,000 [a]	2,095,000
Intelsat Bermuda, Sr. Unscd. Notes	8.87	1/15/15	1,250,000 [a,b]	1,285,938
Intelsat, Notes	7.63	4/15/12	2,300,000	2,265,500
Level 3 Financing, Sr. Notes	8.75	2/15/17	2,000,000 [a]	2,017,500
Nordic Telephone Holdings, Scd. Bonds	8.88	5/1/16	3,500,000 [a]	3,788,750
Qwest Communications International, Gtd. Notes	8.86	2/15/09	1,250,000 [b]	1,268,750
Qwest, Sr. Notes	8.61	6/15/13	1,000,000 [b]	1,096,250
Time Warner Telecom Holdings, Gtd. Notes	9.25	2/15/14	2,000,000	2,155,000
				24,986,063
Textiles & Apparel−1.6%				
Levi Strauss & Co., Sr. Unsub. Notes	10.11	4/1/12	1,850,000 [b]	1,898,562
Oxford Industries, Sr. Notes	8.88	6/1/11	1,150,000	1,201,750

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Textiles & Apparel (continued)				
Perry Ellis International,				
Sr. Sub. Notes, Ser. B	8.88	9/15/13	500,000	520,000
Phillips-Van Heusen,				
Sr. Notes	7.25	2/15/11	500,000	511,250
Warnaco,				
Sr. Notes	8.88	6/15/13	1,000,000	1,070,000
				5,201,562
Transportation−.7%				
CHC Helicopter,				
Sr. Sub. Notes	7.38	5/1/14	1,000,000	987,500
Gulfmark Offshore,				
Gtd. Notes	7.75	7/15/14	1,250,000 b	1,281,250
				2,268,750
Utilities−5.0%				
Amerigas Partners,				
Sr. Unscd. Notes	7.25	5/20/15	1,500,000	1,530,000
Dynegy Holdings,				
Debs.	7.13	5/15/18	500,000	492,500
Dynegy Holdings,				
Sr. Unscd. Notes	8.38	5/1/16	3,000,000	3,225,000
Inergy/Finance,				
Sr. Notes	6.88	12/15/14	1,500,000	1,485,000
Mirant Americas Generation,				
Sr. Notes	8.30	5/1/11	1,000,000	1,025,000
Mirant North America,				
Gtd. Notes	7.38	12/31/13	2,000,000	2,065,000
NRG Energy,				
Gtd. Notes	7.38	2/1/16	1,050,000	1,073,625
NRG Energy,				
Gtd. Notes	7.38	1/15/17	1,500,000	1,530,000
SEMCO Energy,				
Sr. Notes	7.75	5/15/13	1,000,000	1,026,842
Suburban Propane Partners/Energy				
Finance, Sr. Notes	6.88	12/15/13	1,000,000	990,000
Williams Cos.,				
Sr. Notes	7.63	7/15/19	1,500,000	1,635,000
				16,077,967
Total Bonds and Notes				
(cost $299,423,596)				**307,970,528**

Preferred Stocks–1.4%	Shares	Value ($)
Auto Related–1.4%		
General Motors, Conv., Ser. A, Cum. $1.125	184,346	**4,547,816**
Broadcasting & Media–.0%		
Spanish Broadcasting System, Ser. B, Cum. $107.51	1	**705**
Total Preferred Stocks (cost $4,489,830)		**4,548,521**

Other Investment–2.8%		
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $9,160,000)	9,160,000 ᵈ	**9,160,000**

Total Investments (cost $313,073,426)	**99.2%**	**321,679,049**
Cash and Receivables (Net)	**.8%**	**2,716,530**
Net Assets	**100.0%**	**324,395,579**

ᵃ *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At February 28, 2007, these securities amounted to $66,623,376 or 20.5% of net assets.*
ᵇ *Variable rate security—interest rate subject to periodic change.*
ᶜ *Zero coupon until a specified date at which time the stated coupon rate becomes effective until maturity.*
ᵈ *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited) †

	Value (%)		Value (%)
Corporate Bonds	95.0	Preferred Stocks	1.4
Money Market Investment	2.8		**99.2**

† *Based on net assets.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

February 28, 2007 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments:		
Unaffiliated issuers	303,913,426	312,519,049
Affiliated issuers	9,160,000	9,160,000
Dividends and interest receivable		5,304,921
Receivable for investment securities sold		1,622,851
Receivable for shares of Common Stock subscribed		305,505
Prepaid expenses		50,118
		328,962,444
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		348,609
Cash overdraft due to custodian		32,558
Payable for investment securities purchased		3,521,441
Payable for shares of Common Stock redeemed		550,341
Interest payable–Note 2		355
Accrued expenses		113,561
		4,566,865
Net Assets ($)		**324,395,579**
Composition of Net Assets ($):		
Paid-in capital		314,223,308
Accumulated undistributed investment income–net		1,173,740
Accumulated net realized gain (loss) on investments		392,908
Accumulated net unrealized appreciation (depreciation) on investments		8,605,623
Net Assets ($)		**324,395,579**

Net Asset Value Per Share

	Class A	Class B	Class C	Class R
Net Assets ($)	150,340,137	56,498,792	92,487,477	25,069,173
Shares Outstanding	10,826,615	4,070,870	6,678,304	1,801,235
Net Asset Value Per Share ($)	**13.89**	**13.88**	**13.85**	**13.92**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended February 28, 2007 (Unaudited)

Investment Income ($):	
Income:	
Interest	12,581,496
Cash dividends:	
Unaffiliated issuers	143,833
Affiliated issuers	173,700
Total Income	**12,899,029**
Expenses:	
Management fee—Note 3(a)	1,254,299
Shareholder servicing costs—Note 3(c)	542,825
Distribution fees—Note 3(b)	504,088
Prospectus and shareholders' reports	47,470
Registration fees	34,661
Professional fees	24,991
Custodian fees—Note 3(c)	14,243
Directors' fees and expenses—Note 3(d)	9,932
Commitment fees	375
Interest expense—Note 2	354
Miscellaneous	21,005
Total Expenses	**2,454,243**
Less—expense reduction in custody fees due to earnings credits—Note 1(b)	(3,524)
Net Expenses	**2,450,719**
Investment Income—net	**10,448,310**
Realized and Unrealized Gain (Loss) on Investments—Note 4 ($):	
Net realized gain (loss) on investments	4,070,368
Net unrealized appreciation (depreciation) on investments	7,610,648
Net Realized and Unrealized Gain (Loss) on Investments	**11,681,016**
Net Increase in Net Assets Resulting from Operations	**22,129,326**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended February 28, 2007 (Unaudited)	Year Ended August 31, 2006
Operations ($):		
Investment income–net	10,448,310	21,538,658
Net realized gain (loss) on investments	4,070,368	2,644,675
Net unrealized appreciation (depreciation) on investments	7,610,648	(9,927,115)
Net Increase (Decrease) in Net Assets Resulting from Operations	**22,129,326**	**14,256,218**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A shares	(5,689,696)	(10,910,556)
Class B shares	(1,879,551)	(4,227,391)
Class C shares	(3,093,428)	(7,673,888)
Class R shares	(827,159)	(1,115,692)
Total Dividends	**(11,489,834)**	**(23,927,527)**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Class A shares	23,640,063	61,793,228
Class B shares	872,629	3,901,413
Class C shares	3,861,993	10,517,577
Class R shares	3,926,178	8,754,400
Dividends reinvested:		
Class A shares	4,170,366	8,369,273
Class B shares	1,021,991	2,184,540
Class C shares	1,529,636	3,634,175
Class R shares	596,712	557,873
Cost of shares redeemed:		
Class A shares	(41,638,154)	(69,138,619)
Class B shares	(6,408,507)	(15,352,841)
Class C shares	(18,186,530)	(48,987,737)
Class R shares	(725,076)	(2,088,522)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(27,338,699)**	**(35,855,240)**
Total Increase (Decrease) in Net Assets	**(16,699,207)**	**(45,526,549)**
Net Assets ($):		
Beginning of Period	341,094,786	386,621,335
End of Period	**324,395,579**	**341,094,786**
Undistributed investment income–net	1,173,740	2,215,264

	Six Months Ended February 28, 2007 (Unaudited)	Year Ended August 31, 2006
Capital Share Transactions:		
Class A[a]		
Shares sold	1,738,396	4,576,250
Shares issued for dividends reinvested	307,439	620,206
Shares redeemed	(3,048,777)	(5,115,689)
Net Increase (Decrease) in Shares Outstanding	**(1,002,942)**	**80,767**
Class B[a]		
Shares sold	64,026	288,337
Shares issued for dividends reinvested	75,355	161,203
Shares redeemed	(470,824)	(1,136,123)
Net Increase (Decrease) in Shares Outstanding	**(331,443)**	**(686,583)**
Class C		
Shares sold	283,538	778,565
Shares issued for dividends reinvested	113,025	269,614
Shares redeemed	(1,335,846)	(3,631,537)
Net Increase (Decrease) in Shares Outstanding	**(939,283)**	**(2,583,358)**
Class R		
Shares sold	287,667	650,481
Shares issued for dividends reinvested	43,869	41,360
Shares redeemed	(52,846)	(154,340)
Net Increase (Decrease) in Shares Outstanding	**278,690**	**537,501**

[a] *During the period ended February 28, 2007, 27,317 Class B shares representing $370,696 were automatically converted to 27,317 Class A shares and during the period ended August 31, 2006, 65,239 Class B shares representing $883,487 were automatically converted to 65,225 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

Class A Shares	Six Months Ended February 28, 2007 (Unaudited)	Year Ended August 31, 2006	2005	2004	2003 [a]
Per Share Data ($):					
Net asset value, beginning of period	13.45	13.81	13.85	13.39	12.50
Investment Operations:					
Investment income—net [b]	.44	.87	.85	.92	.48
Net realized and unrealized gain (loss) on investments	.48	(.28)	.02	.45	.70
Total from Investment Operations	.92	.59	.87	1.37	1.18
Distributions:					
Dividends from investment income—net	(.48)	(.95)	(.91)	(.91)	(.29)
Net asset value, end of period	13.89	13.45	13.81	13.85	13.39
Total Return (%) [c]	7.00 [d]	4.50	6.47	10.40	9.55 [d]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.18 [e]	1.15	1.15	1.18	1.33 [e]
Ratio of net expenses to average net assets	1.18 [e]	1.15	1.14	1.16	1.25 [e]
Ratio of net investment income to average net assets	6.53 [e]	6.40	6.09	6.60	6.31 [e]
Portfolio Turnover Rate	39.36 [d]	54.43	62.54	62.65	21.71 [d]
Net Assets, end of period ($ x 1,000)	150,340	159,160	162,254	184,674	117,731

[a]   From January 31, 2003 (commencement of operations) to August 31, 2003.
[b]   Based on average shares outstanding at each month end.
[c]   Exclusive of sales charge.
[d]   Not annualized.
[e]   Annualized.
See notes to financial statements.

Class B Shares	Six Months Ended February 28, 2007 (Unaudited)	Year Ended August 31,			
		2006	2005	2004	2003[a]
Per Share Data ($):					
Net asset value, beginning of period	13.45	13.80	13.84	13.38	12.50
Investment Operations:					
Investment income—net[b]	.41	.80	.78	.84	.44
Net realized and unrealized gain (loss) on investments	.46	(.27)	.02	.45	.70
Total from Investment Operations	.87	.53	.80	1.29	1.14
Distributions:					
Dividends from investment income—net	(.44)	(.88)	(.84)	(.83)	(.26)
Net asset value, end of period	13.88	13.45	13.80	13.84	13.38
Total Return (%)[c]	6.63[d]	4.05	5.91	9.83	9.24[d]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.71[e]	1.67	1.67	1.72	1.88[e]
Ratio of net expenses to average net assets	1.71[e]	1.67	1.67	1.71	1.75[e]
Ratio of net investment income to average net assets	6.00[e]	5.88	5.57	6.06	5.77[e]
Portfolio Turnover Rate	39.36[d]	54.43	62.54	62.65	21.71[d]
Net Assets, end of period ($ x 1,000)	56,499	59,192	70,228	69,573	45,444

[a] *From January 31, 2003 (commencement of operations) to August 31, 2003.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
[e] *Annualized.*
See notes to financial statements.

Class C Shares	Six Months Ended February 28, 2007 (Unaudited)	Year Ended August 31,			
		2006	2005	2004	2003[a]
Per Share Data ($):					
Net asset value, beginning of period	13.42	13.77	13.81	13.36	12.50
Investment Operations:					
Investment income—net[b]	.39	.76	.74	.81	.43
Net realized and unrealized gain (loss) on investments	.47	(.26)	.02	.45	.68
Total from Investment Operations	.86	.50	.76	1.26	1.11
Distributions:					
Dividends from investment income—net	(.43)	(.85)	(.80)	(.81)	(.25)
Net asset value, end of period	13.85	13.42	13.77	13.81	13.36
Total Return (%)[c]	6.52[d]	3.80	5.66	9.53	9.00[d]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.94[e]	1.90	1.90	1.96	2.11[e]
Ratio of net expenses to average net assets	1.94[e]	1.90	1.90	1.94	2.00[e]
Ratio of net investment income to average net assets	5.78[e]	5.64	5.33	5.82	5.64[e]
Portfolio Turnover Rate	39.36[d]	54.43	62.54	62.65	21.71[d]
Net Assets, end of period ($ x 1,000)	92,487	102,211	140,505	155,189	75,962

[a] From January 31, 2003 (commencement of operations) to August 31, 2003.
[b] Based on average shares outstanding at each month end.
[c] Exclusive of sales charge.
[d] Not annualized.
[e] Annualized.
See notes to financial statements.

Class R Shares	Six Months Ended February 28, 2007 (Unaudited)	Year Ended August 31,			
		2006	2005	2004	2003[a]
Per Share Data ($):					
Net asset value, beginning of period	13.49	13.84	13.88	13.42	12.50
Investment Operations:					
Investment income—net[b]	.47	.92	.90	.94	.42
Net realized and unrealized gain (loss) on investments	.47	(.27)	.01	.46	.80
Total from Investment Operations	.94	.65	.91	1.40	1.22
Distributions:					
Dividends from investment income—net	(.51)	(1.00)	(.95)	(.94)	(.30)
Net asset value, end of period	13.92	13.49	13.84	13.88	13.42
Total Return (%)	7.16[c]	4.85	6.76	10.75	9.80[c]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.86[d]	.84	.85	.90	1.35[d]
Ratio of net expenses to average net assets	.85[d]	.84	.84	.90	1.00[d]
Ratio of net investment income to average net assets	6.87[d]	6.75	6.41	6.92	6.11[d]
Portfolio Turnover Rate	39.36[c]	54.43	62.54	62.65	21.71[c]
Net Assets, end of period ($ x 1,000)	25,069	20,532	13,634	11,265	2,048

[a] *From January 31, 2003 (commencement of operations) to August 31, 2003.*
[b] *Based on average shares outstanding at each month end.*
[c] *Not annualized.*
[d] *Annualized.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier High Income Fund (the "fund") is a separate diversified series of Dreyfus Bond Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering two series, including the fund. The fund's investment objective is to maximize total return consistent with capital preservation and prudent risk management. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. Dreyfus is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Shenkman Capital Management, Inc. ("Shenkman") serves as the fund's sub-investment adviser.

On December 4, 2006, Mellon Financial and The Bank of New York Company, Inc. announced that they had entered into a definitive agreement to merge. The new company will be called The Bank of New York Mellon Corporation. As part of this transaction, Dreyfus would become a wholly-owned subsidiary of The Bank of New York Mellon Corporation. The transaction is subject to certain regulatory approvals and the approval of The Bank of New York Company, Inc.'s and Mellon Financial's shareholders, as well as other customary conditions to closing. Subject to such approvals and the satisfaction of the other conditions, Mellon Financial and The Bank of New York Company, Inc. expect the transaction to be completed in the third quarter of 2007.

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of Dreyfus, is the distributor of the fund's shares. The fund is authorized to issue 100 million shares of $.001 par value Common Stock in each of the following classes of shares: Class A, Class B, Class C and Class R. Class A shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. The fund no longer offers Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase and Class R shares are sold at net asset value per share only to institutional investors. Other differences between the classes include the services offered to and the expenses borne by each class, the minimum initial investment and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued each business day by an independent pricing service (the "Service") approved by the Board of Directors. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are valued as determined by the Service, based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions.

Restricted securities, as well as securities or other assets for which recent market quotations are not readily available, that are not valued by a pricing service approved by the Board of Directors, or are determined by the fund not to reflect accurately fair value, are valued at fair value as determined in good faith under the direction of the Board of Directors. The factors that may be considered when fair valuing a security include fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Short-term investments, excluding U.S. Treasury Bills, are carried at amortized cost, which approximates value. Registered open-end investment companies that are not traded on an exchange are valued at their net asset value.

On September 20, 2006, the Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credit from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

(c) Affiliated issuers: Investments in other investment companies advised by Dreyfus are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends payable to shareholders are recorded by the fund on the ex-dividend date. The fund declares and pays dividends from investment income-net monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

On February 28, 2007, the Board of Directors declared a cash dividend per share of $.078 for Class A, $.072 for Class B, $.07 for Class C and $.082 for Class R from undistributed investment income-net, payable on March 1, 2007 (ex-dividend date) to shareholders of record as of the close of business on February 28, 2007.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

On July 13, 2006, the FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

The fund has an unused capital loss carryover of $2,210,721 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to August 31, 2006. If not applied, $54,897 of the carryover expires in fiscal 2012 and $2,155,824 expires in fiscal 2013.

The tax character of distributions paid to shareholders during the fiscal year ended August 31, 2006, were as follows: ordinary income of $23,927,527. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing.

The average daily amount of borrowings outstanding under the line of credit during the period ended February 28, 2007 was approximately $12,400 with a related weighted average annualized interest rate of 5.75%.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with Dreyfus, the management fee is computed at the annual rate of .75% of the value of the fund's average daily net assets and is payable monthly.

Pursuant to a Sub-Investment Advisory Agreement between Dreyfus and Shenkman, Dreyfus pays Shenkman a fee payable monthly at the annual rate of .30% of the value of the fund's average daily net assets.

During the period ended February 28, 2007, the Distributor retained $5,804 from commissions earned on sales of the fund's Class A shares, and $124,020 and $8,989 from CDSC on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B and Class C shares pay the Distributor for distributing their shares at an annual rate of .50% of the value of the average daily net assets of Class B shares and .75% of the value of the average daily net assets of Class C shares. During the period ended February 28, 2007, Class B and Class C shares were charged $142,430 and $361,658, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B and Class C shares pay the Distributor at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to share-holder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended February 28, 2007, Class A, Class B and Class C shares were charged $197,988, $71,215 and $120,553, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of Dreyfus, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended February 28, 2007, the fund was charged $55,100 pursuant to the transfer agency agreement.

The fund compensates Mellon Bank, N.A., an affiliate of Dreyfus, under a custody agreement to provide custodial services for the fund. During the period ended February 28, 2007, the fund was charged $14,243 pursuant to the custody agreement.

During the period ended February 28, 2007, the fund was charged $2,044 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $188,450, Rule 12b-1 distribution plan fees $75,721, shareholder services plan fees $58,046, custodian fees $5,644, chief compliance officer fees $2,726 and transfer agency per account fees $18,022.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(e) Pursuant to an exemptive order from the SEC, the fund invests its available cash in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by Dreyfus.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended February 28, 2007, amounted to $127,604,885, and $145,651,896, respectively.

At February 28, 2007, accumulated net unrealized appreciation on investments was $8,605,623, consisting of $9,596,809 gross unrealized appreciation and $991,186 gross unrealized depreciation.

At February 28, 2007, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see Statement of Investments).

PROXY RESULTS (Unaudited)

Dreyfus Bond Funds, Inc., held a special meeting of shareholders on September 20, 2006. The Proposal considered at the meeting, and the results, are as follows:

	Shares	
	Votes For	Authority Withheld
To elect additional Board Members:		
Gordon J. Davis †	110,904,698	4,044,524
Joni Evans †	110,962,066	3,987,156
Arnold S. Hiatt †	110,268,438	4,680,784
Burton N. Wallack	110,980,311	3,968,911

† *Each new Board member's term commenced on November 7, 2006.*
In addition, Joseph S. DiMartino, David W. Burke, William Hodding Carter III, Ehud Houminer, Richard C. Leone, Hans C. Mautner, Robin A. Melvin and John E. Zuccotti will continue as Board members of the fund.

INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE FUND'S MANAGEMENT AGREEMENT (Unaudited)

At a meeting of the fund's Board of Directors held on November 6, 2006, the Board considered the re-approval for an annual period of the fund's Management Agreement, pursuant to which the Manager provides the fund with investment advisory and administrative services, and of the Manager's Sub-Investment Advisory Agreement with Shenkman Capital Management, Inc. ("SCM"), pursuant to which SCM serves as sub-investment adviser and provides day-to-day management of the Fund's portfolio. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

<u>Analysis of Nature, Extent, and Quality of Services Provided to the Fund.</u> The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent, and quality of the services provided to the fund by the Manager pursuant to its Management Agreement, and by SCM pursuant to the Sub-Investment Advisory Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the diversity of distribution of the fund as well as among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each of the fund's distribution channels. The Board also reviewed the number of shareholder accounts in the fund as well as the fund's asset size.

The Board members also considered the Manager's and SCM's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting, and compliance infrastructure, as well as the Manager's supervisory activities over SCM.

Comparative Analysis of the Fund's Management Fee and Expense
Ratio and Performance. The Board members reviewed reports prepared by Lipper, Inc., an independent provider of investment company
data, which included information comparing the fund's management
fee and expense ratio with a group of comparable funds (the "Expense
Group") and with a broader group of funds (the "Expense Universe")
that were selected by Lipper. Included in the fund's reports were comparisons of contractual and actual management fee rates and total
operating expenses.

The Board members also reviewed the reports prepared by Lipper that
presented the fund's performance and placed significant emphasis on
comparisons of total return performance for various periods ended
September 30, 2006 and yield performance for one-year periods ended
September 30th for the fund to the same group of funds as the fund's
Expense Group (the "Performance Group") and to a group of funds that
was broader than the fund's Expense Universe (the "Performance
Universe") that also were selected by Lipper. The Manager previously
had furnished the Board with a description of the methodology Lipper
used to select the fund's Expense Group and Expense Universe, and
Performance Group and Performance Universe. The Manager also provided a comparison of the fund's total returns to the returns of the fund's
benchmark index for each calendar year since the fund's inception.

The Board reviewed the results of the Expense Group and Expense
Universe comparisons for various periods ended September 30, 2006.
The Board reviewed the range of management fees and expense ratios
of the funds in the Expense Group and Expense Universe, and noted
that the fund's contractual management fee was higher than the Expense
Group median and that the fund's actual management fee was higher
than the Expense Group and Expense Universe medians. The Board also
noted that the fund's total expense ratio was slightly lower than the
Expense Group median and higher than the Expense Universe median.

With respect to the fund's performance, the Board noted that the fund
achieved total return results at the Performance Group median for the
1-year period, and lower than the Performance Group median for the

2-year and 3-year time periods, and achieved total return results lower than the Performance Universe median for the 1-year, 2-year, and 3-year periods. On a yield performance basis, the Board noted that the fund's recent 1-year yield was at the Performance Group median and higher than the Performance Universe median, and that the fund's 1-year yields for the prior two annual periods were lower than the Performance Group and Performance Universe medians.

In connection with the review of relative fund performance, the Board noted the fund's improved relative performance results for the 1-year period. The Board members also considered the Fund's investment process and how the fund has been marketed to and through intermediaries and to investors. Representatives of the Manager confirmed that the fund has been, and continues to be, marketed based on SCM's investment process, and composite performance record and default history. These representatives also noted that the fund was structured to be a more conservative high yield offering with the express objective of seeking high total return to the extent consistent with prudent investment risk. Representatives of SCM noted that, unlike with respect to SCM's composite performance record, the Board did not have the benefit of a "full credit cycle" against which to compare the fund's performance. The Board members determined that consideration should be given to the fund's design, SCM's investment process, how the fund has been marketed, and that the Board also does not have the benefit of a full credit cycle against which to assess relative performance. The Board members further noted that SCM's management of the Fund has been consistent with the prospectus mandate, the manner in which the fund has been marketed, and the disclosures made in connection therewith. The Board also considered the fund's historical asset growth and rate of asset flows over the past year as indicating acceptance of the fund and its process among intermediaries and investors.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by the mutual funds managed by the Manager or its affiliates reported in the same Lipper category as the fund (the "Similar Funds"). The Manager's representatives also reviewed the fees paid by institutional separate accounts managed by SCM (the "Separate Accounts" and, collectively with the Similar Funds, the "Similar Accounts") that have similar investment objectives and policies as the fund. The Manager does not manage any high yield institutional separate accounts or wrap fee accounts. The Manager's representatives explained the nature of each Similar Account and the differences, from the Manager's and SCM's perspective (as applicable), in providing services to the Similar Accounts as compared to the fund. The Manager's representatives also reviewed the costs associated with distribution through intermediaries. The Manager's representatives advised the Board that the management fees for the Separate Accounts reflected SCM's independent pricing and cost structures. The Board discussed the relationship of the advisory fees paid in light of the services provided. The Board members considered the relevance of the fee information provided for the Similar Accounts to evaluate the appropriateness and reasonableness of the fund's management fee and sub-advisory fee.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager for the fund and the method used to determine such expenses and profit. The Board previously had been provided with information prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Board also had been informed that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund, including any decline in fund assets from the prior year, and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund shareholders. The Board members also considered potential benefits to the Manager and SCM from acting as investment adviser and sub-investment adviser, respectively, to the fund and noted that there were no soft dollar arrangements in effect with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by the Manager, including the nature, extent, and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if the fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. Since the Manager, and not the fund, pays SCM the sub-advisory fee, the Board did not consider SCM's profitability to be relevant to its deliberations. It also was noted that the profitability percentage for managing the fund was within ranges determined by appropriate court cases to be reasonable given the services rendered and the fund's overall performance and generally superior service levels provided.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on their discussions and considerations as described above, the fund's Board made the following conclusions and determinations.

- The Board concluded that the nature, extent, and quality of the services provided by the Manager and SCM are adequate and appropriate.

- With respect to the fund's overall performance, the Board considered the fund's recent performance, as well as SCM's presentations at the meeting and at prior Board meetings regarding SCM's proprietary process for managing the fund, the fund's investment objective and portfolio composition, the fund's suitability profile, how it was marketed to intermediaries and investors, and the fund's general success in asset gathering and retention in the intermediary channel, as significant factors in re-approving the fund's management agreement and the sub-investment advisory agreement with SCM.

- The Board concluded, taking into account the factors discussed above, that the fee paid to the Manager by the fund was reasonable in light of comparative performance and expense and advisory fee information, costs of the services provided, and profits to be realized and benefits derived or to be derived by the Manager and SCM from their respective relationships with the fund.

- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund, and that, to the extent in the future it were to be determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with the information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement, and Sub-Investment Advisory Agreement with SCM, was in the best interests of the fund and its shareholders.

NOTES

For More Information

**Dreyfus Premier
High Income Fund**
200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Sub-Investment Adviser

Shenkman Capital Management, Inc.
461 Fifth Avenue
New York, NY 10017

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbols: Class A: DIMAX   Class B: DIMBX   Class C: DIMCX
Class R: DIMRX

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2006, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



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